# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fenbo Holdings Ltd, CIK 0001957001
CUSIP: G3413G102
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: UNIT J, 19/F, WORLD TECH CENTRE, 95 HOW MING ROAD, Kwun Tong, Kowloon, Hong Kong (K3), 0000
Date of event which requires filing of this statement: 11/29/2024
Amends the filing with accession number 0001493152-23-044939
Filed by CIK 0002004513
Persons authorized to receive notices and communications: Mr. Henry F. Schlueter, Esq., 5655 South Yosemite Street, Suite 350, Greenwood Village, Colorado (CO), 80111, 303-292-3883

## Reporting persons
- Li Kin Shing (CIK 0002004513): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Fenbo Holdings Ltd
Address of issuer's principal executive offices: UNIT J, 19/F, WORLD TECH CENTRE, 95 HOW MING ROAD, Kwun Tong, Kowloon, Hong Kong (K3), 0000

## Item 2. Identity and Background
Name of person filing: Li Kin Shing
Residence or business address: Unit J, 19/F, World Tech Centre, 19 How Ming Street, Kwan Tong, Kowloon, Hong Kong
Present principal occupation or employment: Retired
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Disposition of shares, not a purchase

## Item 4. Purpose of Transaction
Purpose of transaction: On November 29, 2024, Mr. Li, pursuant to a securities purchase agreement, sold his one 100% ownership interest in Luxury Max Investments Limited, the controlling shareholder of the Issuer by virtue of its record and beneficial ownership of 8,000,000 shares of the Issuer. Mr. Li, by virtue of this transaction, has no further ownership interest, direct or indirect in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0 / 0%
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: On November 29, 2024, Mr. Li, pursuant to a securities purchase agreement, sold his one 100% ownership interest in Luxury Max Investments Limited, the controlling shareholder of the Issuer by virtue of its record and beneficial ownership of 8,000,000 shares of the Issuer. Mr. Li, by virtue of this transaction, has no further ownership interest, direct or indirect in the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 29, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NA

## Signatures
- Li Kin Shing: /s/ Li Kin Shing, Li Kin Shing (03/27/2025)